

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 10, 2007

By US Mail and Facsimile

Mr. Bryan J. Merryman
Chief Financial Officer
Rocky Mountain Chocolate Factory, Inc.
265 Turner Drive
Durango, CO 81303

>   Re: **Rocky Mountain Chocolate Factory, Inc.**
>   **Form 10-K for the Fiscal Year Ended February 28, 2006**
>   **Filed May 5, 2006**
>   **Form 10-Q for the Quarter November 30, 2006**
>   **Filed January 5, 2007**
>   **File No. 0-19514**

Dear Mr. Merryman:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                                Sincerely,

                                                Karl Hiller
                                                Branch Chief